UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	333-145694
FORM 12b-25
CUSIP NUMBER Not applicable
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I - REGISTRANT INFORMATION

ProElite, Inc. Full Name of Registrant

Pro Elite, Inc. Former Name if Applicable

12121 Wilshire Boulevard, Suite1001 Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, and restatement of the audited financial statements could not be filed within the prescribed time period.

The Company has been meeting with potential financiers regarding significant funding. The Company’s management and accounting department have dedicated significant time toward due diligence and other requirements of those entities investigating the Company as a possible investment. The time dedicated to these due diligence processes left the Company unable to complete the consolidated financial reporting needed to file with the Securities and Exchange Commission by the deadline without unreasonable effort and expense. Therefore, the Company requests additional time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008. The Company expects to file its Quarterly Report by May 20, 2008.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dale Bolen (Name)	310 (Area Code)	526-8700 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ProElite, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2008	By /s/ Dale Bolen Dale Bolen, Interim Chief Financial Officer